Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

March 5, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the audited consolidated financial results for the Company’s fourth quarter and year ending December 31, 2011.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

March 5, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	March 5, 2012
Frankfurt – FMV

First Majestic Announces New Record Earnings & Cash Flows for 2011

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the audited consolidated financial results for the Company’s fourth quarter and year ending December 31, 2011. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

2011 HIGHLIGHTS

  Cash Flow of $1.55 per share (non-GAAP) representing a 147% increase from 2010
  Earnings per Share (basic) amounted to $1.00 representing a 167% increase over 2010
  Adjusted Earnings per Share (non-GAAP) of $0.24 for the quarter and $1.04 for the year
  Total Cash Cost increased by 9% to $8.24 per ounce (equivalent to $368 per ounce of gold based on average annual gold to silver ratio)
  Net Revenue after smelting and refining of $245.5 million, resulting in a 108% increase from 2010
  Mine Operating Earnings of $163.3 million showing an increase of 174% from 2010
  Net Earnings After Taxes amounted to $103.6 million, a 195% increase from 2010
  Silver only production increased by 11% to 7.22 million ounces compared to 6.53 million ounces in 2010
  2012 guidance ranging from 8.8 to 9.3 million ounces of silver equivalent production
  Fully un-hedged to silver prices and no debt
  Invested US$10 million into Sprott Physical Silver Trust , “US:PSLV”, after year end

2011 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

	Fourth Quarter 2011	Fourth Quarter 2010	Change	Annual 2011	Annual 2010	Change
Operating
Silver Equivalent Ounces Produced	2,101,528	1,827,987	15%	7,562,494	7,024,056	8%
Silver Ounces Produced (excluding equivalent ounces from by-products)	1,957,657	1,757,332	11%	7,216,109	6,529,325	11%
Payable Silver Ounces Produced	1,926,055	1,738,548	11%	7,094,359	6,172,900	15%
Total Cash Costs per Ounce	$8.01	$7.78	3%	$8.24	$7.53	9%
Average Revenue per Payable Equivalent Ounces Sold ($/eq. oz.)	$31.70	$24.88	27%	$35.38	$20.19	75%
Financial
Revenues ($ millions)	$60.8	$40.1	52%	$245.5	$117.9	108%
Mine Operating Earnings ($ millions)	$38.4	$24.0	60%	$163.3	$59.7	174%
Net Earnings After Taxes ($ millions)	$21.3	$13.7	56%	$103.6	$35.1	195%
Operating Cash Flows Generated Before Movements in Working Capital ($ millions)	$36.9	$23.2	59%	$160.2	$58.7	173%
Cash and Cash Equivalents at December 31 ($ millions)	$91.2	$41.2	122%	$91.2	$41.2	122%
Working Capital at December 31 ($ millions)	$109.7	$46.1	138%	$109.7	$46.1	138%
Shareholders
Earnings Per Share - Basic	$0.20	$0.14	42%	$1.00	$0.38	167%
Cash Flow Per Share	$0.35	$0.24	45%	$1.55	$0.63	147%
Weighted Average Shares Outstanding for the Periods Ended December 31	105,203,712	95,674,687	10%	103,276,935	93,587,581	10%

  Generated Revenues of $245.5 million for 2011, an increase of 108% compared to $117.9 million for 2010. Smelting and refining charges decreased to 3% of gross revenue in 2011 compared to 6% of gross revenue in 2010. Total revenues in 2011 arising from the sale of silver amounted to 96% of total revenues maintaining First Majestic as the purest silver producer in the world.

  Generated Revenues of $60.8 million for the fourth quarter of 2011 compared to $40.1 million for the fourth quarter of 2010, an increase of $20.7 million or 52%.

  Recognized Mine Operating Earnings of $163.3 million for 2011 compared to $59.7 million for 2010, an increase of 174%. The increase was attributed to an increase in production from 7,024,056 ounces of silver equivalent in 2010 to 7,562,494 ounces of silver equivalent in 2011, combined with an increase in average revenue per payable equivalent ounces sold from $20.19 in 2010 to $35.38 in 2011.

  Recognized Mine Operating Earnings of $38.4 million for the fourth quarter of 2011 compared to $24.0 million for the fourth quarter of 2010, an increase of $14.4 million or 60%. Increased production from 1,827,987 silver equivalent ounces in the fourth quarter of 2010 to 2,101,528 silver equivalent ounces in the fourth quarter of 2011, an increase of 15%. Average revenue per payable equivalent ounces sold was $31.70 in the fourth quarter of 2011 compared to $24.88 in the fourth quarter of 2010.

  Operating Cash Flows generated before movements in Working Capital of $160.2 million or $1.55 per share (a non-GAAP measure) for 2011 compared to $58.7 million or $0.63 per share for 2010, an increase of 173%.

  The Company generated Net Earnings after taxes of $103.6 million for 2011 compared to $35.1 million for 2010.

  Net Earnings after taxes was $21.3 million for the fourth quarter of 2011 compared to $13.7 million for the fourth quarter of 2010, an increase of $7.6 million or 55%.

  The Company generated Basic Earnings Per Share (“EPS”) of $1.00 for 2011. Adjusted EPS (a non-GAAP measure) after removing the unrealized loss on silver futures was $1.04 for the year.

  Basic Earnings per Share for the fourth quarter of 2011 was $0.20, compared to $0.14 for the fourth quarter of 2010, an increase of 43%. Adjusted EPS (a non-GAAP measure) after removing the unrealized loss on silver futures was $0.24. Subsequent to year end, the Company liquidated its entire silver futures position and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million.

  Total Cash Costs per Ounce of silver (a non-GAAP measure) for 2011 increased to $8.24 per ounce of silver, compared to $7.53 per ounce of silver for 2010, an increase of 9% due primarily to marginal increases in the cost of consumables including cyanide, energy and petroleum products.

  Total Cash Costs per ounce of silver (a non-GAAP measure) for the fourth quarter of 2011 increased to $8.01 per ounce of silver, compared to $7.78 per ounce of silver for the fourth quarter of 2010, an increase of only 3%.

  During the year, Cash and cash equivalents increased by $50.0 million to $91.2 million and improved working capital by $63.6 million to $109.7 million.

  The new 1,000 tpd flotation circuit at the La Parrilla mill expansion achieved commercial production effective October 1, 2011. The new 1,000 tpd cyanidation circuit is approximately 90% complete and the plant is currently operating at 1,850 tpd.

2012 PRODUCTION OUTLOOK

Production in 2012 is expected to increase from 2011 levels with the following upcoming developments:

  Commercial production at the newly expanded 1,000 tpd cyanidation circuit was achieved on March 1, 2012. The new 2,000 tpd plant at La Parrilla is expected to reach full production by the end of March 2012. Final improvements include the new induction furnaces which are currently in testing stage and the new tailings filters which will recirculate over 80% of the water back through the milling process.
  Once the new expansion at La Parrilla is fully operational, commercial production by the end of the first quarter is expected to reach approximately 3.2 million equivalent ounces of silver per year.
  Construction and development of the Del Toro Silver Mine is well underway and is expected to commence production at 1,000 tpd in the fourth quarter of 2012 and reaching 4,000 tpd by mid-2014.
  At La Encantada, intensive metallurgical tests are being conducted with the objective of improving recoveries by eliminating or reducing the manganese in the ore feed prior to the cyanidation process. Also, a new ball mill has been installed and is expected to be fully operational by the end of the first quarter. This new mill will allow for a higher percentage of fresh ore being processed which is anticipated to improve the head-grade at the mill and also have a positive impact on overall recoveries.

The estimated production range on a mine-by-mine basis for 2012, anticipated operating costs and price assumptions are included in the following table. These figures are based on existing installed capacity at the Company’s operations in the La Encantada and San Martin mines, increasing capacities at the La Parrilla mine for the last three quarters of 2012, and the production of 1,000 tpd at the Del Toro mine in the fourth quarter of 2012. Actual results may vary based on production throughputs, grades, recoveries, changes in economic conditions and operating circumstances.

Anticipated Operating Parameters	La Encantada	La Parrilla	San Martin	Del Toro	Total
Total tonnes processed ('000s)	1,231 - 1,300	579 - 611	279 - 294	74 - 78	2,163 - 2,283
Operating days	342	330	330	82

Silver ounces from production ('000s)	4,193 - 4,426	2,671 - 2,819	1,003 - 1,059	383 - 404	8,251 - 8,709
Gold ounces from production	-	122 - 129	1,141 - 1,205	-	1,263 - 1,334
Pounds of lead from production ('000s)	-	11,233 - 11,860	-	2,118 - 2,236	13,350 - 14,096
Pounds of zinc from production ('000s)	-	2,511 - 2,651	-	1,770 - 1,868	4,281 - 4,519
Silver equivalent ounces from production ('000s)	4,193 - 4,426	3,063 - 3,234	1,064 - 1,123	489 - 516	8,810 - 9,299

Average silver grade (g/t)	207	183	140	197	191
Average recoveries (%)	51%	77%	80%	80%	63%

Cash cost per ounce	$8.26	$8.40	$11.76	$5.55	$8.61
Production cost per ounce	$7.68	$8.70	$12.79	$7.47	$8.62
Production cost per tonne	$26.02	$38.79	$45.82	$37.47	$32.38

Anticipated cash flow from operations, before changes in non-cash working capital: ($ millions)					$134.8 - $142.7

Metal average price assumptions for cash flow from operations and silver equivalents:
Silver $30.00/oz, Gold $1,600/oz, Lead $0.90/lb, Zinc $0.90/lb

IN SUMMARY

First Majestic has experienced another year of strong growth. The commercialization of the 1,000 tpd flotation circuit at La Parrilla was a major milestone for 2011. The recent commercialization of the 1,000 tpd cyanidation circuit at La Parrilla also mark the culmination of First Majestic’s second largest mill expansion in the Company’s history, second only after the La Encantada expansion completed in 2010. However, 2012 will see the Company’s largest investment in Mexico ever with the construction of what will become the largest mine in the Company’s portfolio, the Del Toro Silver Mine which is progressing well.

In order to continually grow silver production, First Majestic is investing ambitiously in its plants, underground development and exploration, and additional mining equipment, having invested over $104 million in 2011, and with further plant investments in 2012 in excess of $136 million. The Company is working diligently to meet its stated goal of becoming one of the world’s largest silver producers.

Keith Neumeyer, President & CEO, stated, "Our dedicated team of management and staff have done an outstanding job and should be congratulated for their efforts in 2011. The year marked the eighth year in a row that First Majestic has achieved record production of silver. Not only is this a great achievement, but our growth is not slowing down. As the fastest growing and purest silver producer in the world, management’s focus and top priority remains to continually deliver shareholder value”.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.